

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 17, 2010

Mr. Gordon Steblin, Chief Financial Officer
Freegold Ventures Limited
507 – 1540 West 2nd Avenue
Vancouver, British Columbia CANADA V6J 1H2

> **Re: Freegold Ventures Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 27, 2009**
> **File No. 0-29840**

Dear Mr. Steblin:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief